UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 1, 2008 to December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to _____________

Commission File Number, 0-11174

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
(Full title of the Plan)

WARWICK VALLEY TELEPHONE COMPANY
47 Main Street
P.O. Box 592
Warwick, New York 10990
(Address of principal executive office)

(Name of Issuer and address of principal executive office)

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS

Report of Independent Registered Public Accounting Firm	3

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, as of December 31, 2008 and 2007	4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, For the Year Ended December 31, 2008	5

Notes to Financial Statements	6-11

Schedule*

Schedule of Assets (Held at End of Year) as of December 31, 2008	12

Signatures	13

Index to Exhibits	14

Consent Form	15

Certification	16

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Warwick Valley Telephone Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WithumSmith+Brown, PC
Princeton, New Jersey
July 13, 2009

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

Investments:
Cash and cash equivalents	$-	$4,108,002
Interest in common/collective trusts	4,786,310	-
Warwick Valley Telephone Company Stock	1,010,113	1,371,595
Registered investment companies	4,662,262	7,707,717
Receivables:
Contribution receivable
Employer	9,837	30,854
Employee	-	10,157

Participant loans receivable	174,398	237,475

Net assets available for plan benefits at fair value	10,642,920	13,465,800

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	234,401	-

Net assets available for plan benefits	$10,877,321	$13,465,800

The accompanying notes are an integral part of these financial statements

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:

Participant loan interest income	$16,190
Interest and dividends	340,901
357,091
Contributions:
Participant	784,777
Employer	301,942
1,086,719

TOTAL ADDITIONS	1,443,810

DEDUCTIONS:
Benefits paid to participants	1,077,770
Net decrease in fair value of investments	2,953,673
Fees and other expenses	846

TOTAL DEDUCTIONS	4,032,289

NET DECREASE	(2,588,479)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	13,465,800

End of year	$10,877,321

The accompanying notes are an integral part of these financial statements

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF PLAN

The following description of the Warwick Valley Telephone Company (“Company”, Plan Sponsor”) 401(k) Plan (“Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and has been amended and restated in its entirety to comply with the GUST remedial amendment requirement and minimum distribution thresholds.

Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan, subject to certain IRS limitations.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a variety of registered investment companies, a common collective trust, as well as the stock of the Company, as investment options for participants. Through September 1, 2007, the Company matched 100% of each participant’s contributions, subject to certain limitations.  These matching contributions ranged from 6% to 9% of the annual compensation of eligible participants.  On September 1, 2007, the Plan was amended to reflect the change in the Company’s contribution for Management Employees to 50% of the participants contribution, up to 9% of salary which was a change from 100% of the participants contribution, up to 9% of salary.  The Plan permits eligible participants, as defined in the Plan, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to making qualified voluntary participant contributions.

As a result of the Union Contract negotiated between the Company and the International Brotherhood of Electric Workers Union Local 503, an amendment was made to the Plan effective June 1, 2008.  This amendment reflects a change in the Company’s matching contribution for participants in the plan represented by the Union of 100% of the participants contribution of up to 4% of annual pay.  It also included a stipulation that if in any Plan year during the contract term in effect between May, 1 2008 and April 30, 2011, that the Company reaches positive Operating Income as measured by Earnings Before Interest and Taxes, the match for the union employees will increase to 100% of the salary deferral contributions up to 4 ½% of annual pay.

Also effective June 1, 2008 was an adjustment to the Company’s matching contributions for the Management employees who are participants in the Plan.  The Company matching contribution will now be 100% of the salary deferral contributions up to 4 ½% of annual pay.

Effective August 28, 2008 the Company changed its Custodian to the Principal Trust Company replacing Charles Schwab. All assets were transferred on September 3rd, 2008 to the Principal Trust Company who is now responsible to hold and distribute the Trust Funds in accordance with the provisions of the Plan documents.

Participant Accounts

Each participant’s account is updated daily to reflect participant and employer activity (contributions, fund transfers, loan repayments, loans and/or withdrawals) and the earnings or losses of the Plan assets in the account.

Vesting

Participant accounts are fully vested and non-forfeitable at all times.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%, with prime being the rate published on the first business day of the month in which the loan is requested.  Interest rates on loans outstanding at December 31, 2008 and 2007 ranged from 5% to 9.25%.  The interest rate does not change for the duration of the loan.  Principal and interest is paid ratably through weekly payroll deductions over a period not to exceed five years unless the loan is for the purchase of a primary residence for which a longer term is permitted.  The fair value disclosures relative to participant loans are not significant to these financial statements.

Payment of Benefits

On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic payments.  For termination of service due to death, a participant’s beneficiary may receive the value of the vested interest in the participant’s account as a lump-sum distribution.

If a participant has any portion of their account invested in Warwick Valley Telephone Company Stock, he or she may take the stock as an “in-kind” distribution or take the stock as cash.  “In-kind” distribution means the participant will receive a stock certificate for the whole shares in his or her account.  Fractional shares will be paid in cash.  If the participant wishes to take the stock portion of their account as a cash distribution, the Company will buy the stock at the bid price on the day the withdrawal is processed.

Withdrawals

Participants may make withdrawals, subject to federal income taxes, under the hardship provisions of the Plan while still employed by the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.  Contributions due from the Company are recorded on the accrual basis and are remitted weekly. Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various investment options: money market and fixed income securities, bonds, and equity funds, a common collective trust, as well as the stock of Warwick Valley Telephone Company.  All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation.  Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

Cash and Cash Equivalents

The Plan considers cash accounts which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents as of December 31, 2007 are comprised of cash on hand not yet invested and investments made to the Schwab Money Market Fund.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at net asset value and the Company’s common stock is valued at quoted market prices.  The Company’s common stock is traded on the NASDAQ.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest and dividends include distributions from the investments in registered investment companies, interest from the money market fund and dividends from the Company stock.

As described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined—contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Morley Financial Services Stable Value Fund) (the “Stable Value Fund”). As required by the FSP, the statement of net assets available for plan benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The estimated fair value of the Plan’s interest in the Morley Financial Stable Value Fund are primarily based on the following; Guaranteed Investment Contracts (GIC) are based on the discounted present value of future cash flows and security-backed contracts are based on the estimated fair value of underlying securities and the estimated fair value of the wrapper contract. The estimated fair value of the wrapper contract provided by a security-backed contract issuer is the present value of the difference between the wrapper fee and the contracted wrapper fee.

Plan Expenses

Expenses related to the administration of the Plan have been paid by the Company.  These costs represent professional services and amounted to $41,480 for the year ending December 31, 2008.

Transaction fees incurred by the trustee and registered investment companies are absorbed in investment income and are not readily determinable.

Effects of New Accounting Pronouncements

The plan is not aware of any new accounting pronouncements that were required to be adopted in 2008, or yet to be adopted, that would impact the Plan’s 2008 or prospective financial statements.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

3.      INVESTMENTS

The fair value of investments at December 31, 2008 and 2007 are as follows:

	12/31/2008			12/31/2007

Schwab Money Market Fund	$			$4,059,794	*
Cash				48,208
Warwick Valley Telephone Common Stock		1,010,113	*	1,371,595	*
Managers Fremont Bond				449,116
Fidelity Magellan Fund				632,256
Fidelity Growth and Income Fund				1,060,587	*
Fidelity Puritan Fund				380,779
Vanguard Wellington Fund				991,444	*
Jensen Portfolio Fund				736,945	*
Weitz Value Fund				968,995	*
Calamos Growth A Fund				384,943
ING GNMA Income Fund				213,161
Julius Baer International Equity A Fund				885,311	*
Royce Pennsylvania Mutual Fund				581,937
Fundamental Investors				422,243
Morley Financial Services Stable Value Fund		4,786,310	*
Principal High Quality Intermediate-Term Bond R3 Fund		462,169
Principal LifeTime Strategic Income R3 Fund		423,565
Principal LifeTime 2010 R3 Fund		236,449
Principal LifeTime 2015 R3 Fund		129,582
Principal LifeTime 2020 R3 Fund		589,775	*
Principal LifeTime 2025 R3 Fund		299,053
Principal LifeTime 2030 R3 Fund		104,560
Principal LifeTime 2035 R3 Fund		135,558
Principal LifeTime 2040 R3 Fund		162,567
Principal LifeTime 2045 R3 Fund		7,345
Principal LifeTime 2050 R3 Fund		77,332
Principal LifeTime 2055 R3 Fund		7
Columbus Circle Investors LargeCap Growth R3 Fund		546,908	*
Principal LargeCap S&P 500 Index Fund		119,803
Principal LargeCap Value R3 Fund		24,630
T. Rowe Price LargeCap Blend II R3 Fund		481,110
UBS Global Asset Mgmt LargeCap Value I R3 Fund		211,959
Alliance Bernstein SmallCap Growth I R3 Fund		1,758
Columbus Circle Investors MidCap Growth R3 Fund		4,726
Goldman Sachs MidCap Value I R3 Fund		15,120
Principal Global Investors MidCap S&P 400 Index R3 Fund		44,581
Principal Global Investors SmallCap Growth I R3 Fund		210
Principal Global Investors SmallCap S&P 600 Index R3 Fund		210,372
Principal Global Investors SmallCap Value R3 Fund		13,042
Principal Global/Barrow Hanley MidCap Value Fund		659
Turner/Mellon Capital Mgmt MidCap Growth IIIR Fund		1,650
Principal Global Investors Diversified Intl R3 Fund		357,772

TOTAL INVESTMENTS		$10,458,685		$13,187,314

* Individual investments representing 5% or more of the Plan’s net assets.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ending December 31, 2008 as follows:

Interst in common/collective trust	$54,668
Registered Investment Companies	(2,843,231)
Warwick Valley Telephone Company Common Stock	(165,110)
$(2,953,673)

The Plan held investments at December 31, 2008 and 2007 in the Plan sponsor common stock amounting to $1,010,113 and $1,371,595, respectively.  This investment represented 10% and 10% of total investments at December 31, 2008 and 2007, respectively.  A significant decline in market value of the Plan Sponsor’s common stock would significantly affect the net assets available for benefits.

4.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per financial statements and Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per financial statements	$10,877,321	$13,465,800
Adjustments from fair value to contract for fully benefit-responsive investment contracts	(234,401)	—
Net assets available for benefits per Form 5500	$10,642,920	$13,465,800

5.   FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157”, which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Plan has adopted the provisions of SFAS 157 with respect to its financial assets and liabilities only. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

• Level 1—Quoted prices in active markets for identical assets or liabilities.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

• Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  In accordance with SFAS 157, the following table represents the Plan’s fair value hierarchy for its financial assets (cash equivalents and investments) measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurments as December 31, 2008
Investments:	Total	(Level 1)	(Level 2)	(Level 3)
Registered investment companies	$4,662,262	$4,662,262	$—	$—
Warwick Valley Telephone Company Stock	1,010,113	1,010,113	—	—
Interest in common/collective trust	4,786,310	670,083	4,116,227
	$10,458,685	$6,342,458	$4,116,227	$—

6.  FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, Management and the Plan’s legal counsel represent that the Plan continues to be designed and operated in accordance with applicable requirements of the IRC and ERISA.  Accordingly, the Plan is exempt from paying income taxes.

7.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will continue to have a non-forfeitable interest in their Plan account.

8.  PARTY-IN-INTEREST TRANSACTIONS

Certain expenses of administration and servicing of the Plan, including payroll related expenses of administrative and clerical personnel and fees of the trustee are paid by the Company without charge to the Plan.  The Plan has certain investments that qualify as party-in-interest investments.  These would consist of the Plan’s investments in the Warwick Valley Telephone Company Common Stock, Schwab Money Market Fund and the Principal Funds, as Charles Schwab Trust Company was the custodian for the Plan through September 2, 2008 and was replaced by The Principal Trust Company.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

SCHEDULE H LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

EIN: 14-1160510
PN: 006

				(e) Current
(a)	(b) Identity of Issue	( c) Description	(d) Cost	Value

*	Warwick Valley Telephone Company	Common Stock	**	1,010,113
*	Principal High Quality Intermediate-Term Bond R3 Fund	Registered Investment Company	**	462,169
*	Principal LifeTime Strategic Income R3 Fund	Registered Investment Company	**	423,565
*	Principal LifeTime 2010 R3 Fund	Registered Investment Company	**	236,449
*	Principal LifeTime 2015 R3 Fund	Registered Investment Company	**	129,582
*	Principal LifeTime 2020 R3 Fund	Registered Investment Company	**	589,775
*	Principal LifeTime 2025 R3 Fund	Registered Investment Company	**	299,053
*	Principal LifeTime 2030 R3 Fund	Registered Investment Company	**	104,560
*	Principal LifeTime 2035 R3 Fund	Registered Investment Company	**	135,558
*	Principal LifeTime 2040 R3 Fund	Registered Investment Company	**	162,567
*	Principal LifeTime 2045 R3 Fund	Registered Investment Company	**	7,345
*	Principal LifeTime 2050 R3 Fund	Registered Investment Company	**	77,332
*	Principal LifeTime 2055 R3 Fund	Registered Investment Company	**	7
	Columbus Circle Investors LargeCap Growth R3 Fund	Registered Investment Company	**	546,908
*	Principal LargeCap S&P 500 Index Fund	Registered Investment Company	**	119,803
*	Principal LargeCap Value R3 Fund	Registered Investment Company	**	24,630
	T. Rowe Price LargeCap Blend II R3 Fund	Registered Investment Company	**	481,110
	UBS Global Asset Mgmt LargeCap Value I R3 Fund	Registered Investment Company	**	211,959
	Alliance Bernstein SmallCap Growth I R3 Fund	Registered Investment Company	**	1,758
	Columbus Circle Investors MidCap Growth R3 Fund	Registered Investment Company	**	4,726
	Goldman Sachs MidCap Value I R3 Fund	Registered Investment Company	**	15,120
*	Principal Global Investors MidCap S&P 400 Index R3 Fund	Registered Investment Company	**	44,581
*	Principal Global Investors SmallCap Growth I R3 Fund	Registered Investment Company	**	210
*	Principal Global Investors SmallCap S&P 600 Index R3 Fund	Registered Investment Company	**	210,372
*	Principal Global Investors SmallCap Value R3 Fund	Registered Investment Company	**	13,042
*	Principal Global/Barrow Hanley MidCap Value Fund	Registered Investment Company	**	659
	Turner/Mellon Capital Mgmt MidCap Growth IIIR Fund	Registered Investment Company	**	1,650
*	Principal Global Investors Diversified Intl R3 Fund	Registered Investment Company	**	357,772

	TOTAL INVESTMENTS			5,672,375

*	Morley Financial Services Stable Value Fund	Interest in Common/Collective Trusts	**	4,786,310

	Participant loans (rates 5.00% -9.25% from 2009-2018)			174,398

				$10,633,083

*     Denotes party-in-interest
**  Cost not required for participant-directed investments

See auditors’ report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Warwick Valley Telephone Company, the Plan Sponsor, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Warwick Valley Telephone Company 401(k) Plan

By:	/s/ Joyce Stoeberl
Plan Administrator

Date: July 14, 2009

INDEX TO EXHIBITS

		Page of Sequentially
Exhibit Number	Description	Number Pages

23.1	Consent of Independent Registered Public Accounting Firm	15

99	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	16